AEGLEA BIOTHERAPEUTICS, INC.

805 Las Cimas Parkway

Suite 100

Austin, TX 78746

June 4, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Alan Campbell Office of Life Sciences

Re:	Aeglea BioTherapeutics, Inc. Registration Statement on Form S-3 Filed May 28, 2021 File No. 333-256614

Via EDGAR - Acceleration Request

Requested Date:	June 8, 2021

Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Aeglea BioTherapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Ryan Mitteness, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

Sincerely,

AEGLEA BIOTHERAPEUTICS, INC.

By:	/s/ Anthony Quinn
Anthony Quinn
Chief Executive Officer

cc:	Robert A. Freedman, Esq.

Ryan Mitteness, Esq.

Fenwick & West LLP